EXHIBIT 14.1
                                 CODE OF ETHICS


Avitar Finance Code of Professional Conduct

Avitar Finance's mission includes promotion of professional conduct in the practice of financial management worldwide. Avitar's Chief Executive Officer
(CEO), Chief Financial Officer (CFO), Controller and other employees of the finance organization hold an important and elevated role in corporate governance in that they are uniquely capable and empowered to ensure that all stakeholders' interests are appropriately balanced, protected and preserved. This Finance Code of Professional Conduct embodies principles to which we are expected to adhere and advocate. These tenets for ethical business conduct encompass rules regarding both individual and peer responsibilities, as well as responsibilities to Avitar employees, the public and other stakeholders. The CEO, CFO and Finance organization employees are expected to abide by this Code as well as all applicable Avitar business conduct standards and policies or guidelines covered by this Code. Any violations of the Avitar Finance Code of Professional Conduct may result in disciplinary action, up to and including termination of employment.

All employees covered by this Finance Code of Professional Conduct will:

o Act with honesty and integrity, avoiding actual or apparent conflicts of interest in their personal and professional relationships.

o Provide stakeholders with information that is accurate, complete, objective, fair, relevant, timely and understandable, including in our filings with and other submissions to the U.S. Securities and Exchange Commission.



o Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.


o Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.


o Respect the confidentiality of information acquired in the course of one's work except when authorized or otherwise legally obligated to disclose.


o Confidential information acquired in the course of one's work will not be used for personal advantage.


o Share knowledge and maintain professional skills important and relevant to stakeholder's needs.


o Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community.

o Achieve responsible use, control, and stewardship over all Avitar assets and resources that are employed or entrusted to us.

o Not unduly or fraudulently influence, coerce, manipulate, or mislead any authorized audit or interfere with any auditor engaged in the performance of an internal or independent audit of Avitar's financial statements or accounting books and records.

If you are aware of any suspected or known violations of this Code of Professional Conduct, the Standards of Business Conduct or other Avitar policies or guidelines, you have a duty to promptly report such concerns either to your manager, another responsible member of management or a Human Resources representative.

If you have a concern about a questionable accounting or auditing matter and wish to submit the concern confidentially or anonymously to a member of Avitar's Audit Committee, you may do so by sending an e-mail to Charles R. McCarthy at cmccarthy@oconnorhannon.com. You may also send a letter or fax reporting your concern to Charles McCarthy, O'Connor & Hannan LLP, 1666 K Street NW, Washington, DC 20006, (202) 872-8661 (Fax). .

Avitar will handle all inquiries discretely and make every effort to maintain, within the limits allowed by law, the confidentiality of anyone requesting guidance or reporting questionable behavior and/or a compliance concern.

It is Avitar's intention that this Code of Professional Conduct be its written code of ethics under Section 406 of the Sarbanes-Oxley Act of 2002 complying with the standards set forth in Securities and Exchange Commission Regulation S-K Item 406.